Exhibit 99.1

B2Gold Corp. Announces Results of Vote for Election of Board of Directors

Vancouver, July 17, 2015 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce the voting results from the election of its Board of Directors at the Company’s annual general and special meeting of shareholders (the “Meeting”) held on June 12, 2015.  The director nominees listed in the Management Information Circular dated May 8, 2015 were elected as directors of B2Gold at the Meeting.  Detailed results of the vote are set out below:

Nominee Name	Total Votes in Favour (%)	Total Votes Withheld / Abstained (%)	Outcome of Vote
Clive Johnson	664,483,721 (96.86%)	21,563,332 (3.14%)	Approved
Robert Cross	646,980,079 (94.31%)	39,066,974 (5.69%)	Approved
Robert Gayton	569,590,100 (83.02%)	116,456,953 (16.98%)	Approved
Barry Rayment	666,474,782 (97.15%)	19,572,271 (2.85%)	Approved
Jerry Korpan	685,141,155 (99.87%)	905,898 (0.13%)	Approved
Bongani Mtshisi	684,981,151 (99.84%)	1,065,902 (0.16%)	Approved
Kevin Bullock	652,262,187 (95.08%)	33,784,866 (4.92%)	Approved
Mark Connelly	645,823,310 (94.14%)	40,223,743 (5.86%)	Approved

The resolutions with respect to the Appointment of Auditors, the Amended and Restated Stock Option Plan and the Restricted Share Unit Plan were also approved by the shareholders of the Company at the Meeting.

About B2Gold

B2Gold is a Vancouver based gold producer with four mines (two in Nicaragua, one in the Philippines and one in Namibia) and a strong portfolio of development and exploration assets in Mali, Nicaragua, Burkina Faso and Colombia.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit our website at www.b2gold.com or contact:

Ian MacLean	Shaun Johnson
Vice President, Investor Relations	Associate, Investor Relations
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.